UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024.

Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE:

Exhibit 1 to this Current Report on Form 6-K contains certain information relating to the financial position and financial results of Zenvia Inc., or the Company, as of March 31, 2024 and for the three-month period ended March 31, 2024 and 2023.

* * *

This Current Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Current Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” in the Company’s annual report on Form 20-F for the year ended December 31, 2023.

Exhibit 1 to this Current Report on Form 6-K contains Non-GAAP financial measures. The Non-GAAP financial measures are not measures of financial performance calculated in accordance with IFRS and should not be considered replacements or alternatives to net income or loss, cash flow from operations or other IFRS measures of operating performance or liquidity. The Non-GAAP financial measures are provided to enhance overall understanding of the Company’s current financial performance and its prospects of the future. These measures may be different from the Non-GAAP financial measures used by other companies. Non-GAAP financial measures should solely be viewed in addition to, and not as a substitute for, the analysis of the Company’s results reported in accordance with IFRS. Non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with IFRS. These Non-GAAP financial measures are reconciled to the Company’s most directly comparable IFRS financial measures.

This Current Report on Form 6-K, including Exhibit 1 hereto, is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File Nos. 333-277723, 333-270376, 333-266045) and Form F-3 (File No. 333-280284) and shall be deemed to be a part thereof from the date on which this report on Current Report on Form 6-K is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act, or the Securities Exchange Act of 1934, as amended.

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 15, 2024

Zenvia Inc.

By: /s/ [Cassio Bobsin]

Name: Cassio Bobsin

Title: Chief Executive Officer

Exhibit 1

Management’s discussion and analysis of financial condition and results of operations for the three months ended march 31, 2024 compared to the three months ended march 31, 2023

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with (i) our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2023, or our 2023 Form 20-F, or audited consolidated financial statements, (ii) the information set forth under “Item 5. Operating and Financial Review and Prospects” in our 2023 Form 20-F and (iii) our unaudited interim condensed consolidated financial statements as of March 31, 2024 and for the three-month period ended March 31, 2024 and 2023 available on the Current Report on Form 6-K which we furnished to the SEC on July 15, 2024 (Acc-no:001-40628), or unaudited interim condensed consolidated financial statements. Unless the context otherwise requires, all references to “Zenvia Inc.,” “Zenvia,” the “company,” “we,” “our,” “ours,” “us” and similar terms are to Zenvia Inc. and its consolidated subsidiaries and jointly controlled companies.

Historical Results of Operations

Three-Month Period Ended March 31, 2024 Compared to Three-Month Period Ended March 31, 2023

The following table sets forth our consolidated statements of profit or loss for the three-month periods ended March 31, 2024 and 2023.

	Three-Month Period ended March 31,
	2024	2023 Restated(1)	Variation
	(in thousands of R$)		(%)
Revenue	212,636	179,047	18.8%
Cost of services	(131,779)	(100,098)	31.6%
Gross profit	80,857	78,949	2.4%
Sales and marketing expenses	(27,359)	(27,442)	-0.3%
General and administrative expenses	(31,270)	(31,447)	-0.6%
Research and development expenses	(14,796)	(14,004)	5.7%
Allowance for expected credit losses	(5,431)	(18,269)	-70.3%
Other income and expenses, net	(11,353)	(83)	n.m.
Operating loss	(9,352)	(12,296)	23.9%
Finance expenses	(65,487)	(18,724)	249.7%
Finance income	5,283	2,625	101.3%
Financial expenses, net	(60,204)	(16,099)	274.0%
Loss before taxes	(69,556)	(28,395)	145.0%
Deferred income tax and social contribution	16,083	11,846	35.8%
Current income tax and social contribution	(2,420)	(218)	1,010.1%
Total Income Tax and Social Contribution	13,663	11,628	17.5%
Loss of the period	(55,893)	(16,767)	233.4%

n.m. = not meaningful
(1)        In December 2023, we identified that the allowance for expected credit losses was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first quarter of 2023 for comparison purposes. For further information see note “1.Operations .b-Correction of error – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow” of our unaudited interim condensed consolidated financial statements.

Revenue

Our revenue increased by R$33,589 thousand, or 18.8%, to R$212,636 thousand in the three-month period ended March 31, 2024, from R$179,047 thousand in the three-month period ended March 31, 2023, mainly as a result of (i) an increase of R$25,354 thousand in revenue from our CPaaS segment, mainly due to an increase in revenue from our SMS services, and (ii) an increase of R$8,235 thousand in revenue from our SaaS segment, mostly due to the expansion in revenues from large enterprise customers.

Cost of services

Our cost of services increased by R$31,681 thousand, or 31.6%, to R$131,779 thousand in the three-month period ended March 31, 2024, from R$100,098 thousand in the three-month period ended March 31, 2023, mainly as a result of (i) an increase of R$21,099 thousand in our cost of services within the CPaaS segment, mainly due to an increase in our cost related to SMS services, and (ii) an increase of R$10,582 thousand in our cost of services within the SaaS segment, mainly due to the increase of cost with large enterprise customers combined with costs related to enhancing the infrastructure from acquired companies.

Gross profit

As a result of the above, our gross profit increased by R$1,908 thousand, or 2.4%, to R$80,857 thousand in the three-month period ended March 31, 2024, from R$78,949 thousand in the three-month period ended March 31, 2023. As a percentage of our revenue, our gross profit decreased to 38.0% in the three-month period ended March 31, 2024, from 44.1% in the three-month period ended March 31, 2023, mainly due to an increase of revenues in the CPaaS segment and the increase in revenues with large enterprises customers in the SaaS segment, which have a lower contribution margin than the small and medium customers.

Sales and marketing expenses

Our sales and marketing expenses decreased by R$83 thousand, or 0.3%, to R$27,359 thousand in the three-month period ended March 31, 2024, from R$27,442 thousand in the three-month period ended March 31, 2023, mainly as a result of lower expenses related to software licenses, partially offset by a slight increase in personnel expenses in the sales and marketing teams.

General and administrative expenses

Our general and administrative expenses decreased by R$177 thousand, or 0.6%, to R$31,270 thousand in the three-month period ended March 31, 2024, from R$31,447 thousand in the three-month period ended March 31, 2023, mainly as a result of lower personnel expenses.

Research and development expenses

Our research and development expenses increased by R$792 thousand, or 5.7%, to R$14,796 thousand in the three-month period ended March 31, 2024, from R$14,004 thousand in the three-month period ended March 31, 2023, mainly as a result of higher personnel expenses in the research and development related teams.

Allowance for expected credit losses

Our allowance for expected credit losses decreased by R$12,838 thousand, or 70.3%, to R$5,431 thousand in the three-month period ended March 31, 2024, from R$18,269 thousand in the three-month period ended March 31, 2023, mainly as a result of improved control over customer billing and collecting processes.

Other income and expenses, net

Our other income and expenses, net increased by R$11,270 thousand to R$11,353 thousand in the three-month period ended March 31, 2024, from R$83 thousand in the three-month period ended March 31, 2023, mainly due to earn-out expenses of R$10,081 thousand in the period, as a result of the renegotiations of earn-out payments related to our past acquisitions.

Financial expenses, net

Our financial expenses, net increased by R$44,105 thousand, or 274.0%, to R$60,204 thousand in the three-month period ended March 31, 2024, from R$16,099 thousand in the three-month period ended March 31, 2023, mainly as a result of the following:

Finance expenses

Our finance expenses increased by R$46,763 thousand, or 249.7%, to R$65,487 thousand in the three-month period ended March 31, 2024, from R$18,724 thousand in the three-month period ended March 31, 2023, mainly as a result of an increase of R$32,411 thousand in losses on derivative instruments, an increase of R$7,211 thousand in expenses with interest and the adjustment to present value (APV) on liabilities from our past acquisitions.

Finance income

Our finance income increased by R$2,658 thousand, or 101.3%, to R$5,283 thousand in the three-month period ended March 31, 2024, from R$2,625 thousand in the three-month period ended March 31, 2023, mainly as a result of a R$2,102 thousand increase in finance income from interest accrued.

Loss before taxes

As a result of the above, our loss before taxes increased by R$41,161 thousand, or 145.0%, to R$69,556 thousand in the three-month period ended March 31, 2024, from R$28,395 thousand in the three-month period ended March 31, 2023.

Total Income Tax and Social Contribution

Our total income tax and social contribution increased by R$2,035 thousand, or 17.5%, to R$13,663 thousand in the three-month period ended March 31, 2024, from R$11,628 thousand in the three-month period ended March 31, 2023, mainly as a result of the following:

Our deferred income tax and social contribution totaled R$16,083 thousand in the three-month period ended March 31, 2024, an increase of R$4,237 thousand, compared to the three-month period ended March 31, 2023, when deferred income tax and social contribution totaled R$11,846 thousand. This increase in deferred income tax and social contribution is mainly due to the benefit derived from customer portfolios and platforms and tax losses and negative basis of social contribution.

Our current income tax and social contribution in the three-month period ended March 31, 2024 was R$2,420 thousand, an increase of R$2,202 thousand, compared to the three-month period ended March 31, 2023, when current income tax and social contribution totaled R$218 thousand, mostly due to income tax and social contribution expenses in the subsidiaries that had profit in the period.

Loss of the period

As a result of the above, our loss of the period increased by R$39,126 thousand, or 233.4%, to R$55,893 thousand in the three-month period ended March 31, 2024, from R$16,767 thousand in the three-month period ended March 31, 2023.

Non-GAAP Financial Measures for the Three-Month Periods Ended March 31, 2024 and 2023

	Three-Month Period ended March 31,
	2024	2024	2023(6) Restated
	(in thousands of US$)(1)	(in thousands of R$)
Gross Profit	16,184	80,857	78,949
Non-GAAP Gross Profit(2)	18,743	93,642	92,460
Gross Margin	38.0%	38.0%	44.1%
Non-GAAP Gross Margin(3)	44.0%	44.0%	51.6%
Operating Loss(4)	(1,872)	(9,352)	(12,296)
Non-GAAP Operating Profit (4)	687	3,433	1,215
Loss for the period	(11,188)	(55,893)	(16,767)
Adjusted EBITDA(5)	2,691	13,445	7,837

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$4.9962 to US$1.00, as reported by the Brazilian Central Bank as of March 31, 2024. The U.S. dollar equivalent information presented in this current report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. For a reconciliation of Non-GAAP Gross Profit to gross profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Non-GAAP Gross Profit.”
(3)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.
(4)	We calculate Non-GAAP Operating Profit by adding back in the Operating Profit the amortization of intangible assets acquired from business combinations. For further information on Non-GAAP Operating Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures––Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss)” in our 2023 Form 20-F.
(5)	We calculate Adjusted EBITDA as loss adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and amortization, plus expenses related to IPO grants and goodwill impairment. For a reconciliation of Adjusted EBITDA to profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA.
(6)	In December 2023, we identified that the allowance for expected credit losses was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first quarter of 2023 for comparison purposes. For further information see note “1.Operations .b-Correction of error – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow” of our unaudited interim condensed consolidated financial statements.

Reconciliation of Non-GAAP Financial Measures

The below presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss), Adjusted EBITDA. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. For additional information on our Non-GAAP measures see “Part I. Introduction—Special Note Regarding Non-GAAP Financial Measures” in our 2023 Form 20-F.

Reconciliation of Non-GAAP Gross Profit

	Three-Month Period ended March 31,
	2024	2024	2023(5) Restated
	(in thousands of US$ (1)	(in thousands of R$)

Gross profit	16,184	80,857	78,949
(+) Amortization of intangible assets acquired in business combinations	2,559	12,785	13,511
Non-GAAP Gross Profit(2)	18,743	93,642	92,460
Revenue	42,561	212,636	179,047
Gross margin(3)	38.0%	38.0%	44.1%
Non-GAAP Gross Margin(4)	44.0%	44.0%	51.6%

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$4.9962 to US$1.00, as reported by the Brazilian Central Bank as of March 31, 2024. The U.S. dollar equivalent information presented in this current report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. For further information on Non-GAAP Gross Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures–– Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss)” in our 2023 Form 20-F.
(3)	We calculate gross margin as gross profit divided by revenue.
(4)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.
(5)	In December 2023, we identified that the allowance for expected credit losses was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first quarter of 2023 for comparison purposes. For further information see note “1.Operations .b-Correction of error – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow” of our unaudited interim condensed consolidated financial statements.

Reconciliation of Non-GAAP Operating Profit (Loss)

	Three-Month Period ended March 31,
	2024	2024	2023(3) Restated
	(in thousands of US$)(1)	(in thousands of R$)
Operating loss(2)	(1,872)	(9,352)	(12,296)
(+) Amortization of intangible assets acquired in business combinations	2,559	12,785	13,511
Non-GAAP Operating Profit(2)	687	3,433	1,215

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$4.9962 to US$1.00, as reported by the Brazilian Central Bank as of March 31, 2024. The U.S. dollar equivalent information presented in this current report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Operating Profit by adding back in the Operating Profit the amortization of intangible assets acquired from business combinations. For further information on Non-GAAP Operating Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures–– Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss)” in our 2023 Form 20-F.
(3)	In December 2023, we identified that the allowance for expected credit losses was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first quarter of 2023 for comparison purposes. For further information see note “1.Operations .b-Correction of error – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow” of our unaudited interim condensed consolidated financial statements.

Reconciliation of Adjusted EBITDA

	Three-Month Period Ended March 31,
	2024	2024	2023(3) Restated
	(in thousands of US$)(1)	(in thousands of R$)
Loss for the period	(11,188)	(55,893)	(16,767)
(+) Income tax and social contribution (current and deferred)	(2,735)	(13,663)	(11,628)
(+) Financial expenses, net	12,050	60,204	16,099
(+) Depreciation and amortization	4,563	22,797	20,133
Adjusted EBITDA(2)	2,691	13,445	7,837

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$4.9962 to US$1.00, as reported by the Brazilian Central Bank as of March 31, 2024. The U.S. dollar equivalent information presented in this current report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Adjusted EBITDA as loss adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and amortization. For further information on Adjusted EBITDA, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures––Adjusted EBITDA” in our 2023 Form 20-F.
(3)	In December 2023, we identified that the allowance for expected credit losses was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first quarter of 2023 for comparison purposes. For further information see note “1.Operations .b-Correction of error – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow” of our unaudited interim condensed consolidated financial statements.

Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our unaudited interim condensed consolidated financial statements.

Liquidity

Our cash and cash equivalents include cash on hand and short-term investments maturing in up to 90 days with financial institutions. As of March 31, 2024 and December 31, 2023, our cash and cash equivalents amounted to R$71,525 thousand and R$63,742 thousand, respectively. This increase in cash and cash equivalents reflects mainly due to capital increase of R$49,997 thousand and proceeds from loans and borrowings of R$11,867 thousand, partially offset by R$7,019 thousand in payments of loans, borrowings and debentures, as well as R$21,109 thousand in payments in installments for acquisitions of subsidiaries, R$12,865 thousand in net cash flow used in operating activities and R$12,429 thousand in net cash flow used in investing activities.

As of March 31, 2024, our loans, borrowings and debentures amounted to R$93,540 thousand, of which R$33,696 thousand was current liabilities and R$59,844 thousand was non-current liabilities. As of March 31, 2024, we also had R$96,963 thousand in current liabilities from acquisitions and R$193,919 thousand in non-current liabilities from acquisitions.

In 2022, our management focused on increasing gross profit implementing cost-cutting initiatives, such as the review of our corporate structure, which reduced our workforce by 9% back at the date of the announcement on November 10, 2022 and was in line with the acceleration of the integration of acquisitions. While these actions were instrumental to our improvement of cash generation in 2023, our management remains committed to continue pursuing new operational efficiencies for 2024 and the near future.

In addition to operational improvements, we concluded renegotiations with our creditors, including banks in respect of short-term debt, debenture holders and holders of other liabilities related to past M&A activity. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our credit facility arrangements contain restrictive and financial covenants that may limit our operating flexibility and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows” and “Item 4. Information on the Company—B. Business Overview—Our Post-IPO Acquisitions—Consummated Acquisitions” in our 2023 Form 20-F.

Also, as announced on February 6, 2024, we concluded several renegotiations with our creditors, including banks and debenture holders. These renegotiations include an extension of payment terms on bank loans and debentures from up to 18 months to 36 months (final maturity December 2026). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Financing Agreements”. in our 2023 Form 20-F

We focused in 2022 to increase gross profit and to take into place cost-cutting initiatives, such as the review of its corporate structure, which reduced the our current workforce by 9% and is in line with the acceleration of the integration of acquisitions. While these actions were instrumental for the us to deliver improved cash generation in 2023, we are committed to continue pursuing new operational efficiencies for the next 12 months. On top of the improvement in operations, we announced the conclusion of several renegotiations with its creditors, including banks, debenture holders and holders of other liabilities related to past M&A activity. These renegotiations include an extension of payment terms on bank loans and debentures from up to 18 months to 36 months (final maturity December 2026), extension of liabilities related to past M&As from up to 36 months to up to 60 months (final maturity December 2028) and the possibility of converting certain M&A liabilities into Zenvia´s equity (potential conversion estimated at circa 65% of total M&A liabilities). Additionally, we announced that Mr Cassio Bobsin, Zenvia´s Founder and CEO, has injected a total of R$50,000 thousand as new equity in the Company. We believe that the combination of the above mentioned initiatives and the expected future operating cash flow will be enough to cover for our medium and long term financial obligations. Nevertheless, we will continue to seek to optimize the Company's working capital needs by renegotiating payment terms with suppliers and anticipating future revenues with clients. Considering our short-term financial contractual obligations and commitments after giving effect to the above-mentioned renegotiations and capital injection, we expect a cash outlay of R$76,728 thousand for the next 12 months mainly for its existing short-term indebtedness as it becomes due, including interest, and payments due from acquisitions. We believe our working capital and projected cash flows from operations, combined with new sources of financing already under negotiations, will be sufficient for the Company’s requirements for the next twelve months. As a result of these factors, we continue to have a reasonable expectation that we will be able to continue operations in the foreseeable future.

On February 6, 2024, we issued 8,860,535 Class A common shares to Bobsin Corp due to a private placement investment in the Company, resulting in a capital increase in the amount of R$49,997 thousand. Pursuant to the terms of the investment agreement, for a period of 3 years from the closing date of the investment, Bobsin Corp. will be entitled to receive, as a return on its investment, additional cash or an equivalent amount in common shares issued by us, upon the occurrence of certain future liquidity or corporate transaction events (such as the occurrence of an equity follow-on or a transaction resulting in a change of our control) “Trigger Event”. The calculation of such investment returns will be linked to the appreciation of our share price over this period of time.

The return on investment (premium) to be paid upon the occurrence of a liquidity event is based on the value of the Company's shares. According to IFRS 9, this premium meets the characteristics of an embedded derivative in the investment agreement. At initial recognition, the derivative is measured at fair value, separate from the investment value, and recognized as a derivative financial liability without impacting the profit or loss. In subsequent measurements, any changes in the fair value of the derivative are recognized in profit or loss.

On February 6, 2024 (initial recognition), a capital increase of R$838 thousand was recognized in the unaudited interim condensed consolidated financial statements, and the embedded derivative was valued at R$49,159 thousand. As of March 31, 2024, mainly due to the appreciation of the Company’s share price, the fair value of the embedded derivative increased to R$82,406 thousand, and R$33,248 thousand was recorded in the statements of profit or loss as finance expenses.

Nevertheless, we will continue to seek to optimize our working capital needs by renegotiating payment terms with suppliers and anticipating future revenue with clients, considering the short-term financial contractual obligations and commitments after giving effect to the above-mentioned renegotiations and capital injection. As of March 31, 2024, we expect a cash outflow of R$76,728 thousand for the next 12 months mainly for settlement of our existing short-term indebtedness as it becomes due, including interest and payments due from acquisitions. Management believes our working capital and projected cash flows from operations, combined with new sources of financing already under negotiations, will be sufficient to support such cash outflow during the next 12 months. As a result of these factors, we continue to have a reasonable expectation that we will be able to continue operations in the foreseeable future.

However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in “Item 3. Key Information—D. Risk Factors” in our 2023 Form 20-F. We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We have substantial liabilities and may be exposed to liquidity constraints, which could adversely affect our financial condition and results of operations” in our 2023 Form 20-F.

We regularly evaluate opportunities to enhance our financial flexibility through a variety of methods, including, without limitation, through the issuance of debt securities and entering of additional credit lines. As a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us, and we may be required to pledge collateral to secure such instruments.

As of March 31, 2024, we did not have any off-balance sheet arrangements.

Consolidated Statements of Cash Flows

The following table sets forth certain consolidated cash flow information for the years indicated:

	For the Three-Month Period Ended March 31,
	2024	2023(1) Restated
	(in thousands of R$)
Net cash flow (used in)/from operating activities	(12,865)	99,560
Net cash flow used in investing activities	(12,429)	(2,703)
Net cash flow from (used in)/from financing activities	33,334	(38,366)
Exchange rate change on cash and cash equivalents	(257)	288
Net (decrease)/increase in cash and cash equivalents	7,783	58,779
(1)	In December 2023, we identified that the allowance for expected credit losses was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first quarter of 2023 for comparison purposes. For further information see note “1.Operations .b-Correction of error – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow” of our unaudited interim condensed consolidated financial statements.

Net cash flow (used in)/from operating activities

For the three-month period ended March 31, 2024, net cash used in operating activities amounted to R$12,865 thousand, a decrease of R$112,425 thousand compared to R$99,560 thousand of net cash from operating activities for the three-month period ended March 31, 2023, primarily as a result of:

●	Net cash used in changes in operating assets and liabilities totaling R$18,473 thousand, principally due to an increase in trade and other receivables of R$28,552 thousand, partially offset by the increase of R$14,355 thousand in the balance of suppliers, compared to net cash from changes in operating assets and liabilities totaling R$92,664 thousand in the three month period ended March 31, 2023;
●	Payments of interest of R$3,172 thousand over our interest paid on loans and leases from financial institutions, a decrease of R$3,188 thousand compared to R$6,360 thousand in the three months ended March 31, 2023; and
●	Partially offset by loss for the period of R$55,893 thousand combined with non-cash expenses, consisting primarily of depreciation and amortization of R$22,797 thousand, income tax and social contribution of R$13,663 thousand, allowance for expected credit losses of R$5,431 thousand, increase of fair value of derivative financial instruments of R$33,247 thousand and others, which amounted to R$4,420 thousand.

 Net cash flow used in investing activities

Net cash used in investing activities increased by R$9,726 thousand, to R$12,429 thousand in the three-month period ended March 31, 2024, from R$2,703 thousand in the three-month period ended March 31, 2023, primarily due to a low comparison base due to the redemption of interest earning bank deposit of R$8,160 thousand in the previous period.

Net cash flow (used in)/from financing activities

Net cash from financing activities increased by R$71,700 thousand, to R$33,334 thousand in the three-month period ended March 31, 2024, from R$38,366 thousand of net cash used in financing activities in the three-month period ended March 31, 2023. This increase is mainly due to a capital increase of R$49,997 thousand, combined with proceeds from loans and borrowings of R$11,867 thousand.

Indebtedness

We had total indebtedness consisting of loans, borrowings and debentures in the amount of R$93,540 thousand and R$87,796 thousand as of March 31, 2024 and December 31, 2023, respectively.

In 2023, we renegotiated new terms to be applied as of the year 2024 for the financial covenants of loans and financing. The most restrictive net debt-to-EBITDA financial covenant to which we are currently subject requires that such ratio does not exceed 2.5x and which is measured at the end of each fiscal year. In addition to these, we are also subject to other covenants related to indebtedness level. Furthermore, our working capital agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross default provision means that a default on one loan would result in a default of our other loans.

On March 31, 2024, we assessed the covenant clauses of its loans and financings with the aim of mitigating non-compliance with the entirety of the restrictive clauses in its annual measurement. As part of the action plan, the Company renegotiated certain covenant clauses with financial institutions, obtained waivers to ensure compliance and received the necessary consents from these institutions. We do not anticipate short- and medium-term impacts on its operations resulting from possible breaches of restrictive clauses.

As of the date of this current report, we were in compliance with such financial covenants.

  Financing Agreements

The table below sets forth selected information regarding substantially all of our outstanding indebtedness as of March 31, 2024 and December 31, 2023:

		As of
	Interest rate p.a.	March 31, 2024	December 31, 2023
		(in thousands of R$)
Working capital	100% CDI+2.51% to 6.55%	76,161	69,667
Debentures	18.16%	17,379	18,129
Total		93,540	87,796
Current		33,696	36,191
Noncurrent		59,844	51,605

Working Capital

Zenvia Brazil has certain working capital credit facilities with Caixa Econômica Federal, Itaú Unibanco S.A., Banco Votorantim S.A., Banco ABC Brasil S.A., Banco do Brasil S.A., Banco Safra and Banco Bradesco S.A, as described below. These working capital facilities bear interest at rates between 100% CDI+2.51% to 100% CDI+6.55% per annum and mature between June 27, 2023 and May 24, 2025. As of March 31, 2024, the total outstanding principal amount of the working capital arrangements was R$76,161 thousand.

In October 2020, Zenvia Brazil entered into an agreement with Caixa Econômica Federal for a CCB in the aggregate amount of R$15,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados em duplicatas mercantis representadas por títulos de cobrança bancária) and certain deposits/financial investments (depósitos/aplicações financeiras). Following a one and a half year grace period during which interest is payable, the CCB will be paid in 24 monthly installments with the first installment of principal and interest due on May 3, 2022 and the last installment due on April 1, 2024. This agreement has been fully repaid as of April 1, 2024.

In November 2020, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a credit line offered by the Brazilian government through the Fundo Garantidor para Investimentos, or FGI, program in the amount of R$10,000 thousand. Through the FGI program, BNDES guarantees the transaction, aiming to facilitate access to credit lines for businesses. Following a one year grace period during which principal and interest is payable, the CCB will be paid in 36 monthly installments with the first installment of principal and interest due on December 10, 2021 and the last installment due on November 11, 2024.

In November 2020, Zenvia Brazil entered into an agreement with Banco ABC Brasil S.A. for a credit line offered by the Brazilian government through the FGI program in the amount of R$7,000 thousand. Following a one year grace period during which interest is payable, the CCB will be paid in 36 monthly installments with the first installment of principal and interest due on December 10, 2021 and the last installment due on November 11, 2024.

On February 3, 2021, Zenvia Brazil entered into two financing agreements with Banco do Brasil S.A. in the aggregate amount of R$50,000 thousand, being one agreement in the amount of R$18,000 thousand with an eighteen-month grace period and 24 months of amortization and the other agreement in the amount of R$32,000 thousand with a twelve-month grace period and 36 months of amortization. The last installments of these agreements are payable on August 27, 2024 (R$18,000 thousand) and February 27, 2025 (R$32,000 thousand), respectively. These agreements were renegotiated granting additional six months of grace period, without changing the final installment date.

On May 24, 2022, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a CCB in the aggregate amount of R$20,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados pelos recebimentos de clientes) and certain deposits/financial investments (depósitos/aplicações financeiras). On December 28, 2023, Zenvia Brazil signed an amendment with Banco Votorantim S.A. for a CCB (Cédula de Crédito Bancário) in the original aggregate amount of R$20,000 thousand, establishing a new amortization schedule comprised of 36 installments, six-months of grace period and 30 installments for payment of  principal amount. The CCB first installment, which includes principal, is due on July 29, 2024 and the last installment on December 28, 2026.

On December 28, 2023, Zenvia Brazil entered into an agreement with Banco do Brasil S.A. for a CCB in the aggregate amount of R$30,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados pelos recebimentos de clientes). Following a six-month grace period during which no interest is payable, the CCB will be paid in 30 monthly installments with the first installment of principal and interest due on July 27, 2024 and the last installment on December 27, 2026.

On January 20, 2021, Zenvia Brazil entered into a financing agreement with Banco Bradesco S.A. in the aggregate amount of R$30,574 thousand for working capital purposes. Following a one year grace period during which interest is payable, the loan will be paid in 36 monthly installments with the first installment of principal and interest due on February 21, 2022 and the last installment due on January 20, 2025. On January 3, 2024, Zenvia Brazil signed an amendment, current balance R$11,073 thousand, establishing a new amortization schedule comprised of 36 installments, six months of grace period and 30 amortization period of principal, with the first installment of principal and interest due on July 29, 2024 and the last installment on December 28, 2026.

On January 4, 2024, Zenvia Brazil entered into an agreement with Itaú Unibanco S.A. for a CCB (Cédula de Crédito Bancário), in the aggregate amount of R$12,000 thousand, establishing an amortization schedule comprised of 36 installments, six months of grace period and 30 amortization period of principal, with the first installment of principal and interest due on July 1, 2024 and the last installment on January 1, 2027.

Debentures

On May 10, 2021, Zenvia, through its subsidiary D1, issued debentures, not convertible into shares and secured by the fiduciary assignment (cessão fiduciária) of (i) receivables equivalent to two times the amount of the last installment, which are deposited into an escrow account controlled by the debenture holder and (ii) 10% of D1 common shares in the total amount of R$45,000 thousand. This debenture deed was amended on July 30, 2021, September 12, 2022, March 17, 2023, April 17, 2023 and December 18, 2023. Pursuant to the last amendment, the fixed interest rate amounts to 18.16% per annum and the amortization schedule is of 36 monthly installments, the first of which was due on January 30, 2024 and the last installment is due on December 30, 2026.

Selected Operating Data

The following table sets forth summary information regarding certain of our key performance metrics as of the periods indicated:

	As of March 31,
	2024	2023

Number of Active customers(1)	13,257	13,292
Net Revenue Expansion (NRE) rate for both the CPaaS and SaaS segments(2)	102.9%	98.6%

(1)	We believe that the number of our active customers is an important indicator of the growth of our business, the market acceptance of our platform and future revenue trends. We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.
(2)	We believe that Net Revenue Expansion (NRE) rate is one of the most reliable indicators of our future revenue trends, as measuring our Net Revenue Expansion (NRE) rate on revenue generated from our customers provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate Net Revenue Expansion (NRE) rate, we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these customers for the applicable twelve month period and divide this sum by the sum of the total revenue of these same customers on the prior trailing twelve month period.